August 21, 2007

Mail Stop 3561

By U.S. Mail and facsimile

Mr. Peter M. Carlino
Chief Executive Officer
Penn National Gaming, Inc.
825 Berkshire Boulevard, Suite 200
Wyomissing, PA 19610

> **Re:** **Penn National Gaming, Inc.**
> **Definitive 14A**
> **Filed April 30, 2007**
> **File No. 000-24206**

Dear Mr. Carlino:

We have limited our review of your definitive proxy statement to your executive compensation disclosure and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Committee, page 3

1. Please provide a more detailed discussion of the compensation committee's scope of authority. For instance, you note that the committee "coordinate[s] the Board's role in establishing performance criteria." The meaning of this disclosure is unclear. Please expand your disclosure to discuss the differing responsibilities of the compensation committee and the board of directors. Refer to Item 4027(e)(3)(i)(A) of Regulation S-K.

2. Please expand your discussion of the functions performed by Strategic Apex Group, your compensation consultant, to more fully address the nature and scope of the consultant's assignment, including its role in determining and recommending compensation, and any other material elements of the consultant's performance of its duties under the engagement. Refer to Item 407(e)(3)(iii) of Regulation S-K.

Nominating Committee, page 4

3. It appears you have provided a summary of the procedural requirements, such as timing of notices, related to the submission of shareholder nominations. Please also provide a summary of the substantive (informational) requirements, as set forth by the bylaws, for director recommendations submitted by shareholders. Refer to Item 407(c)(2)(ii) of Regulation S-K.

Compensation of Directors, page 5

4. For each director, please disclose by footnote to the option awards column of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

Compensation Program Design, page 25

5. We note that you have identified the companies comprising the peer group that you have relied upon for benchmarking purposes. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters, which should include an explanation of the reasons actual compensation fell outside of a targeted percentile range, as you have done for the base salary component of your compensation program.

6. The Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer you to Section II.B.1 of Commission Release No. 33-8732A. Please provide a detailed analysis of how and why the compensation of Mr. Carlino differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss on an individualized basis.

Elements of the Compensation Program, page 26

7. Please expand your analysis of the elements and levels of compensation paid to the named executive officers. Throughout your Compensation Discussion and Analysis, and as to each compensation element, you should provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006. For example, you state that base salaries are targeted at the 50th percentile and then adjusted based upon several factors. For each named executive officer, please specifically explain how the amount of their current base salary, including the 2006 salary increases, was determined. As another example, your discussion of your annual incentive program does not explain why the target annual incentive percentages for the chief executive officer and other named executive officers differ. Please revise your Compensation Discussion and Analysis such that investors are provided with an understanding of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer's compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

Annual Incentive, page 27

8. We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their 2006 incentive compensation. Please disclose these targets and explain how your incentive awards are specifically structured around such targets. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease,

associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

9. Your disclosure suggests that different elements of compensation (such as base salary and incentive compensation) are significantly impacted by individual performance. Please provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. In addition, please expand your discussion and analysis of the factors the committee considered in establishing personal objectives for Mr. Carlino. See Item 402(b)(2)(vii) of Regulation S-K.

10. It is unclear how the EBITDA plan measure (or "EBIDTA budget") and free cash flow are calculated for purposes of the annual incentive plan's internal and external measure, respectively. Please discuss and analyze why the target EBITDA goals were set between $618 - $648 million. Please be reminded that appropriate contextual detail should be provided to give investors a meaningful understanding of the nature of potential incentive payments and the degree to which determination of performance objectives was predicated upon a likelihood that a portion of the incentive payments would be awarded.   In this regard, you disclose on page 27 that the threshold and maximum amounts were determined based upon a historical review of the predictability of Penn's target EBITDA. Please disclose Penn's historical EBITDA that served as the basis for the 2007 EBITDA performance objective and, to the extent the threshold EBITDA target is similar to your historical EBITDA achievement, provide disclosure addressing how the determination of these performance objectives incentivize your named executives.

Employment Agreements, page 29

11. Where appropriate, please include an expanded discussion of the processes and procedures by which the company determined the size and features of the termination and severance packages of your named executive officers. In addition, please discuss in your Compensation Discussion and Analysis how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Timing of Option Grants, page 29

12. Please disclose whether equity may be granted when the board or committee is in possession of material non-public information. Refer to Section II.A of Commission Release 33-8732A.

Option Exercises Stock Vested, page 35

13. We note that Mr. Carlino realized $8,575,561 upon the vesting of stock awards in 2006. In the Compensation Discussion and Analysis, please describe the impact of this vesting on the committee's decisions regarding Mr. Carlino's compensation. Specifically, please provide disclosure addressing the impact these realized amounts had or will have on compensation policies or specific awards relating to Mr. Carlino, including how these types of gains will be considered in setting future retirement benefits.

Potential Payments Upon Termination or Change in Control, page 39

14. Please consider adding a column or row to aggregate the amount of benefits a named executive officer would receive upon the occurrence of each of the events disclosed.

15. The descriptions of the employment agreements starting on page 40 are dense and appear to rely heavily on the use of legalistic and boilerplate descriptions of many of the terms of the agreements. Please give appropriate consideration to concentrating this information into concise disclosure of the material concepts that underlie these agreements and present your disclosure in a fashion that is readily understandable and that fits reasonably within your overall compensation discussion. Refer to Section VI of Commission Release 33-8732.

Review and Approval of Transactions with Related Persons, page 44

16. Please provide additional detail regarding the review and approval of related person transactions, including the specific dollar threshold for transactions subject to review, types of transactions covered and the review standards to be applied by the audit committee. In addition, please revise to confirm that your definition of "related person" is consistent with the definition set forth in Instruction 1 to Rule 404(a) of Regulation S-K and include a statement as to whether or not your policies for review, approval, or ratification of related person transaction is in writing and, if not, how such policies are evidenced. Refer to Item 404 of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney Advisor